

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2025

David Luci
Chief Executive Officer
Acurx Pharmaceuticals, Inc.
259 Liberty Avenue
Staten Island, NY 10305

      Re: Acurx Pharmaceuticals, Inc.
          Registration Statement on Form S-1
          Filed May 21, 2025
          File No. 333-287478

Dear David Luci:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Dickerson at 202-551-8013 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Ivan Blumenthal, Esq.